Block Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Block, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponents ecourage you to vote FOR the stockholder proposal requesting that Block, Inc. (“Block” or the “Company”) report to shareholders on the effectiveness of its diversity, equity, and inclusion (“DEI”) efforts, which is Proposal 4, at the Block Annual Meeting of Shareholders on June 13, 2023.

SUMMARY OF THE PROPOSAL

The resolution requests that Block report to shareholders on the effectiveness of its DEI efforts. The report should be prepared at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Block’s DEI efforts. The resolution cites concerns that Block continues to be an outlier in its decision not to disclose this information.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	Companies benefit from diverse and inclusive workplaces.
2)	Corporate policies that allow harassment and discrimination undermine business success.
3)	Block is risking the trust and confidence of its consumers and employees by not disclosing diversity data.
4)	Block’s DEI reporting significantly lags peers.

1)	Companies benefit from diverse and inclusive workplaces

Block states in its 2022 Sustainability Report:

“Equity and access are essential to economic empowerment. So inclusion and diversity are at the heart of the workplace we are building.”1

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1 https://s29.q4cdn.com/628966176/files/doc_downloads/2023/03/Block-2022-CSR-Report.pdf

Multiple studies support Block’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and experience improved share value. These studies include:

●	As You Sow’s 2022 review of 277 EEO-1 reports, which detail a company’s workforce composition, found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[2]
●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher than companies without diverse teams.[3]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[4]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[5]
●	In a 2019 study of the S&P 500, the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return 5.8 percent higher than the 20 least-diverse companies.[6]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This finding was particularly strong when the company had better diversity than the industry leader.[7]

Given these benefits, investors are incentivized to ensure that the companies whose shares they own are proactive and intentional in addressing their workplace DEI programs. Block’s lack of transparent diversity and inclusion metrics prevents investors from assessing and benchmarking the Company’s corporate commitment to a diverse and inclusive workplace.

2)	Corporate policies that allow harassment and discrimination undermine business success

Researchers have identified benefits of diverse and inclusive teams, including access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.8

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2 https://www.asyousow.org/report-page/workplace-diversity-and-financial-performance

3 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

5 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

6 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining it. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.9 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.10

3)	Block is risking the trust and confidence of its consumers and employees

An investigative 2023 report conducted by Hindenburg Research claimed that Block was found to have “systematically taken advantage of the demographics it claims to be helping.”11 CashApp has a reliance on Black and Hispanic users: The Pew Research Center released research which stated, “59% of Black Americans say they ever use Cash App, compared with 37% of Hispanic Americans and even smaller shares of White (17%) or Asian Americans (16%).”12

Block, to be credible with investors and other external stakeholders, needs to show that its statement that “when it comes to inclusion and diversity at Block, we’re always asking ourselves how we can promote greater equity in our communities, at work, and through our products and services”13 is not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace DEI programs to ensure fair and equitable treatment of the organization’s diverse employees.

4)	Block’s DEI Reporting Lags its Peers

Block lags its peers in the disclosure and transparency it provides to investors. The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs.

The Company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of Block’s employees. This data is needed, for example, for investors to assess if a company is masking a toxic workplace culture with high turnover rates through high recruitment and hiring rates. Should a company be able to hire but not retain diverse employees, this would indicate that operational inefficiencies exist related to its need to repeatedly recruit and hire staff. It would also raise concerns about overall workforce morale.

In contrast, a company with low overall workforce diversity may have effective DEI programs. If it is able to share high retention and promotion rates, investors might conclude that the company is facing recruitment challenges that sit outside of its direct control, such as a lack of candidate diversity for its industry or a lack of diversity within the local population from which they can hire.

Between January 2022 and January 2023, the number of Russell 1000 companies releasing recruitment or hiring rate data by gender, race and ethnicity increased by 64 percent; companies releasing retention rate data increased by 127 percent; and companies releasing promotion rate data increased by 139 percent. Below are examples of inclusion factor data that other companies are disclosing, or have committed to disclose, as of March 29th, 2023:

-	Almost a quarter of Russell 1000 companies release hiring data by gender.
-	Forty-two percent of the S&P 100 release, or have committed to release, at least one recruitment or hiring statistic related to gender.
-	Twenty-nine percent of the S&P 100 release or have committed to release, at least one recruitment or hiring statistic related to race/ethnicity.

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9 https://www.apa.org/news/press/releases/stress/2015/impact

10 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

11 https://hindenburgresearch.com/block/

12 https://www.pewresearch.org/fact-tank/2022/09/08/payment-apps-like-venmo-and-cash-app-bring-convenience-and-security-concerns-to-some-users/

13 https://block.xyz/inclusion

-	Twenty-eight percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	Twenty-two percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	Twenty percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
-	Nineteen percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

Other technology or financial services companies that have agreed to release more inclusion factor data than Block include, but are not limited to: Allstate, American Express, American International Group, Analog Devices, Autodesk, Bank of America, Bank of New York Mellon, BlackRock, Cisco Systems, First Solar, HP Inc, Microsoft, Nasdaq, NVIDIA, PayPal Holdings, Splunk, Texas Instruments, Tyler Technologies, and Visa.

This places Block behind other companies in their workplace equity data disclosure. It is increasingly a laggard, as companies commit to releasing stronger data.

RESPONSE TO BLOCK’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

●	In its statement in opposition to the resolution, the Board states: “We published our 2021 EEO-1 form on the inclusion and diversity page of our website (block.xyz/inclusion) in September 2022, and plan to update this form annually.”

Although the release of an EEO-1 report is a good first step towards data transparency, it is insufficient for assessing the effectiveness of DEI programs. The Company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a more fulsome understanding of how well Block's current DEI programs are functioning.

●	Block also states in its opposition statement that it discloses: “Year-over-year changes for the representation of women and underrepresented racial and ethnic minorities (“URM”) at Block overall, as well as within three key role types: technical, business, and leadership." It states that "These year-over-year trends provide critical transparency on our progress and the effectiveness of efforts to build a more inclusive and diverse workforce.”

Proponents note that while Block’s year-over-year representation data provides insight, it is impossible to discern what has led to these changes. Successful hiring with poor long-term retention is operationally costly for a company, yet might still allow a company to show an increase in representation. Unless Block’s promotion, hiring, and retention rate data is shared, external audiences are unable to understand if a company has strong inclusion practices.

CONCLUSION

Block has released insufficient information to assure investors that its diversity, equity, and inclusion programs are effective. A vote in support of this resolution is warranted.

For questions regarding Proposal 4, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in Bock’s proxy statement.